Filed by Fortis SA/NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: August 6, 2007

Press release

Brussels / Utrecht, 6 August 2007

Fortis shareholders vote in favour of the offer for ABN AMRO and capital increase

Fortis invited its shareholders to Extraordinary General Meetings (EGMs) in Brussels and Utrecht on Monday, 6 August, to vote on the offer for ABN AMRO and on the capital increase.

Percentage of the share capital represented at each meeting:

•      EGM of Fortis SA/NV in Brussels:  34.69%

•      EGM of Fortis N.V. in Utrecht:        39.33%

The EGMs voted on the following items:

•        participation of Fortis in the offer for ABN AMRO (50% majority needed):

•      Brussels: approved –        95.45% voted in favour

•      Utrecht: approved –          96.12% voted in favour

Fortis Rue Royale 20 1000 Brussels Belgium Archimedeslaan 6 3584 BA Utrecht The Netherlands www.fortis.com

• amendment to the articles of association required to allow the increase in the share capital of both Fortis SA/NV and Fortis N.V. in order to finance the offer (75% majority needed):

• Brussels: approved – 93.48% voted in favour • Utrecht: approved – 96.01% voted in favour

Mr Maurice Lippens, Fortis Chairman of the Board of Directors and in the chair at the EGMs comments:

‘Today’s EGMs mark a key milestone in the success of the bid. We thank our shareholders for their trust in our growth strategy and for their vote in favour of this bid. As a market leader in the Benelux region, we are creating a powerful platform to service our customers even better and to support future growth not only in our home markets but also internationally. As one of Europe’s most dynamic and sustainable financials, we are creating further value for all stakeholders, shareholders, customers and staff alike.’

•        Proposal to cancel the unused balance of the authorised capital and authorise the Board of Directors to increase the share capital, as defined under point 3.2.1 of the agenda of the EGM of Fortis SA/NV

• Brussels: approved – 94.1% voted in favour • Utrecht: approved – 97.1% voted in favour

Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners. With a market capitalisation of EUR 38.2 billion (31/07/2007), Fortis ranks among the 20 largest financial institutions in Europe. Our sound solvency position, our presence in 50 countries and our dedicated, professional workforce of 60,000 enable us to combine global strength with local flexibility and provide our clients with optimum support. More information is available at www.fortis.com.

Press Offices Brussels	+32 (0)2 565 35 84 Utrecht	+31 (0)30 226 32 19

Investor Relations

Brussels	+32 (0)2 565 53 78 Utrecht	+31 (0)30 226 32 20

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the proposed offer for ABN AMRO, RBS expects to file with the U.S. SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

Capitalised terms in this announcement are as defined in the Banks’ announcement of 29 May 2007, unless otherwise defined in this announcement.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, U.K. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB, U.K. Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain